PHSB FINANCIAL CORPORATION

2001

ANNUAL REPORT

PHSB FINANCIAL CORPORATION
2001 ANNUAL REPORT

TABLE OF CONTENTS

PHSB FINANCIAL CORPORATION

To Our Stockholders:

In a year that offered significant challenges for our banking industry, Peoples Home Savings Bank enjoyed a solid earnings performance, as well as successful progress in our transition to a more competitive community banking power. We continue to have a strong focus on realigning our organization to support our strategic goals for full service community banking. On December 21, 2001, we completed our second step conversion from a mutual holding company organization to a full public company. The conversion was very successful and our stock price has appreciated, much to the delight of all stockholders.

Additionally, record earnings as well as solid loan and deposit growth were all a vital part of this year's accomplishments. During the fiscal year 2001, we undertook measures to enhance your investment in us. For the fiscal year ended December 31, 2001, we earned $2,221,000 or $.70 per diluted share as compared to $2,172,000, or $.67 per diluted share for the fiscal year ended December 31, 2000. Net loans outstanding grew by 6.2% to $137.0 million, reflecting strong performance by our loan production and branch staff. Asset quality continues to remain excellent. Additionally, deposits grew by 5.9% to $210.0 million.

I would like to thank our employees for the contributions they have made to the success of PHSB Financial Corporation during the past year. The Directors and management appreciate their efforts and dedication to serve not only your company but the communities in which they work.

In closing, each member of your Board of Directors, staff and management, join me in thanking you for your continued confidence and trust in PHSB Financial Corporation and we encourage our shareholders to also become our customers.

Very truly yours,

James P. Wetzel, Jr.
President and Chief Executive Officer

PHSB FINANCIAL CORPORATION
SELECTED FINANCIAL AND OTHER DATA

Selected Financial Data

At December 31,	2001	2000	1999	1998	1997
	(In thousands)				
Assets	$315,382	$265,330	$268,640	$244,253	$217,735
Loans	137,001	129,017	118,745	99,914	99,691
Mortgage-backed securities held to maturity	30,180	38,780	44,141	48,287	40,234
Mortgage-backed securities available for sale	54,604	38,415	37,426	32,878	30,159
Investment securities held to maturity	26,260	17,776	15,540	18,146	10,015
Investment securities available for sale	22,902	24,814	27,595	25,197	24,253
Interest-bearing deposits with other institutions	28,195	5,094	11,417	9,332	3,308
Federal Home Loan Bank stock	2,615	2,615	2,615	1,545	1,020
Deposits	210,015	198,242	189,345	181,113	174,286
Other borrowings	28	75	120	1,388	1,116
Advances from Federal Home Loan Bank	50,325	36,195	50,295	30,895	12,117
Stockholders' equity(1)	52,835	28,850	26,751	29,184	28,609

Selected Consolidated Operating Data

Year Ended December 31,	2001	2000	1999	1998	1997
	(In thousands)				
Interest income	19,316	19,035	$17,511	$16,112	$14,950
Interest expense	10,537	10,448	9,284	8,523	7,857
Net interest income	8,779	8,587	8,227	7,589	7,093
Provision for loan losses	520	555	410	365	555
Net interest income after provision for loan losses	8,259	8,032	7,817	7,224	6,538
Total non-interest income	1,008	854	764	914	937
Total non-interest expense	6,294	6,000	6,094	6,245	5,687
Income before income taxes	2,973	2,886	2,487	1,893	1,788
Income taxes	752	714	629	391	150
Net income	$ 2,221	$ 2,172	$ 1,858	$ 1,502	$ 1,638

(footnotes on following page)

Other Selected Data

At or for the Year Ended December 31,	2001	2000	1999	1998	1997
Return on average assets (net income divided by average total assets)	0.78%	0.81%	0.73%	0.65%	0.79%
Return on average equity (net income divided by average equity assets)	7.31%	7.95%	6.68%	5.24%	7.33%
Average equity to average assets	10.69%	10.22%	10.86%	12.50%	10.81%
Net interest rate spread	3.05%	3.14%	3.15%	3.21%	3.48%
Per Share Information:					
Basic earnings per share(1)(2)	$0.70	$0.67	$0.56	$0.44	$0.26
Diluted earnings per share(1)(2)	$0.70	$0.67	$0.56	$0.44	$0.26
Tangible book value per share(1)(2)	$15.11	$8.80	$7.92	$8.25	$8.09
Non-performing assets to total assets	0.19%	0.25%	0.19%	0.22%	0.40%
Non-performing loans to total loans	0.43%	0.51%	0.42%	0.52%	0.87%
Allowance for loan losses to total loans	1.08%	1.12%	1.14%	1.28%	1.39%
Dividend payout ratio(2)	44.65%	42.02%	40.03%	46.34%	N/A

(1) On December 20, 2001, the Company completed its stock offering in connection with the conversion and reorganization of the Bank and its holding Company, PHS Bancorp, Inc., from the mutual holding company form of organization to a full stock company. Shares outstanding for all applicable periods have been adjusted as of the beginning of the periods to give effect to the 1.28123 exchange ratio of previously issued shares in conjunction with this conversion and reorganization.

(2) No shares of common stock were outstanding until July 10, 1997, therefore per share information for December 31, 1997 is based upon the period from July 10, 1997 to December 31, 1997, with weighted average shares outstanding of 3,466,855.

PHSB FINANCIAL CORPORATION

Corporate Profile

On July 9, 1997, Peoples Home Savings Bank (the "Bank") reorganized from a Pennsylvania mutual savings bank into a mutual holding company structure and formed PHS Bancorp, M.H.C. As part of the reorganization, the Bank became a Pennsylvania chartered stock savings bank and issued shares in a public offering to certain depositors and to PHS Bancorp, M.H.C. Additionally, on November 9, 1998, the Bank reorganized into a stock holding company and formed PHS Bancorp, Inc. As part of this reorganization, the Bank's public shareholders and PHS Bancorp, M.H.C. exchanged their shares of common stock for PHS Bancorp, Inc. shares of common stock.

On December 20, 2001, PHSB Financial Corporation (the "Company") completed its stock offering in connection with the conversion and reorganization of the Bank and its holding Company, PHS Bancorp, Inc., from the mutual holding company form of organization to a full stock company. As part of the conversion and reorganization, the shares formerly held by PHS Bancorp, M.H.C. were cancelled and the Company sold 2,201,191 new shares to the public and the shares held by stockholders of PHS Bancorp, Inc. were exchanged for 1,295,918 shares of the Company.

The Company currently conducts its business through the Bank with ten full service offices and an administrative office located throughout Beaver and Lawrence Counties, Pennsylvania. The Bank offers a broad range of deposits and loan products to individuals, families and small businesses. At December 31, 2001, the Company had consolidated assets of $315.4 million, loans of $137.0 million, deposits of $210.0 million, and stockholder's equity of $52.8 million.

Stock Market Information

Since its issuance on July 9, 1997, the Company's common stock has traded on the NASDAQ National Market under the symbol "PHSB." Upon completion of the conversion and reorganization on December 20, 2001, the common stock continues to trade on the NASDAQ National Market under the same symbol "PHSB." The following table reflects the stock price as published by the Nasdaq National Market. The quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions. On December 31, 2001, the Company's common stock closed at $11.95.

QUARTER ENDED	HIGH (1)	LOW (1)	DIVIDENDS DECLARED PER SHARE (1)
December 31, 2001	12.88	11.51	$0.08
September 30, 2001	11.12	7.95	0.08
June 30, 2001	8.38	6.70	0.08
March 31, 2001	7.35	6.28	0.08
December 31, 2000	8.59	8.00	0.07
September 30, 2000	8.88	6.54	0.07
June 30, 2000	6.83	5.95	0.07
March 31, 2000	6.73	5.66	0.07

(footnotes on next page)

(1) On December 20, 2001, the Company completed its stock offering in connection with the conversion and reorganization of the Bank and its holding Company, PHS Bancorp, Inc., from the mutual holding company form of organization to a full stock company. Shares prices and dividend amounts for all applicable periods have been adjusted as of the beginning of the periods to give effect to the 1.28123 exchange ratio of previously issued shares in conjunction with this conversion and reorganization.

The number of stockholders of record of common stock as of the record date on April 5, 2002, was approximately 606. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At April 5, 2002, there were 3,497,109 shares outstanding.

The Company's ability to pay dividends to stockholders is subject to the requirements of Pennsylvania law. No dividend may be paid by the Company on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Private Securities Litigation Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

References to the Company refer collectively to the Company and the Bank unless the context indicates otherwise.

Comparison of Financial Condition at December 31, 2001 and 2000

Total assets at December 31, 2001 of $315.4 million represented an increase of $50.1 million or 18.9% from December 31, 2000. This increase was primarily due to increases in cash and interest-bearing deposits with other financial institutions of $27.6 million , investment and mortgage-backed securities of $14.2 million, along with increases in loans of $8.0 million.

Loans receivable, net at December 31, 2001, of $137.0 million represented an increase of 6.2% from $129.0 million at December 31, 2000. Mortgage, commercial and consumer loans increased by $5.6 million, $1.8 million and $1.6 million, respectively. The increases in mortgage loans was primarily due to increased loan demand for these types of loans due to the current interest rate environment.

At December 31, 2001, investment securities (available for sale and held to maturity) increased $6.6 million to $55.4 million from $42.6 million at December 31, 2000. Additionally, at December 31, 2001, mortgage-backed securities (available for sale and held to maturity) increased $7.6 million to $84.8 million from $77.2 million at December 31, 2000. The increases to the investment and mortgage-backed securities portfolios (available for sale and held to maturity) were the result of purchases of $55.4 million which were funded by sales of $1.9 million, maturities of $17.4 million, and principal repayments of $22.5 million along with increased Federal Home Loan Bank advances of $14.0 million. The purchases funded by advances from the Federal Home Loan Bank of Pittsburgh were part of the Bank's leverage strategy.

At December 31, 2001, the allowance for loan losses increased $51,000 to $1.5 million from fiscal 2000. This increased allowance resulted from a loan loss provision of $520,000 and net charge-offs of $469,000. See "Provision for Loan Losses."

The allowance for loan losses is based upon management's quarterly review of the loan portfolio. The purposes of the review is to assess loan quality, analyze delinquencies, evaluate potential charge-offs, and identify potential problem loans. Commercial mortgage loans are selected for individual review based upon delinquency status or larger balance loans. Consumer loans are generally reviewed in the aggregate as they are of relative small dollar amounts and homogeneous in nature. Individual loans reviewed are assigned classifications based upon the borrowers delinquency status and payment history, the overall risk of the loan, financial capacity of the borrower, the collateral securing the loan, overall economic conditions in the market, and consideration to examinations given by regulatory authorities.

To determine the allowance and corresponding provision, the amount required based upon loans which have been internally classified as a result of the review is first determined. In addition, an allocation of non-classified loans is determined based upon historical loss percentages and overall economic conditions in the market. These amounts are combined to determine the level of the allowance necessary to absorb losses within the entire loan portfolio which consists of loans made primarily within the Company's primary market area of southwestern Pennsylvania.

The historical loss experience model that is used to establish the loan loss factors for both classified and non-classified loans is designed to be self-correcting by taking into account our recent loss experience. Pooled loan loss factors are adjusted quarterly, if necessary, based upon the level of net charge-offs expected by management. Furthermore, the Company's methodology permits adjustments to any loss factor used in the computation of the allowance in the event that, in management's judgement, significant conditions which affect the collectability of the portfolio as of the evaluation date are not reflected in the loss factors.

The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses which may be realized in the future and that additional provisions for losses will not be required.

Total deposits at December 31, 2001, were $210.0 million, an increase of $11.8 million or 6.0% from $198.2 million at December 31, 2000. Total deposits increased $5.0 million net of interest credited of $6.8 million for the year ended December 31, 2001.

Advances from the Federal Home Loan Bank of Pittsburgh increased $14.1 million to $50.3 million at December 31, 2001, from $36.2 million at December 31, 2000. This increase was the result of additional borrowings to fund securities purchases as discussed above.

Stockholders' equity increased $23.9 million for the year ended December 31, 2001. This increase was due to the conversion and reorganization proceeds of $24.2 million, net income of $2.2 million along with an increase in unrealized gain of $400,000 in the Company's securities available for sale portfolio at December 31, 2001 and a decrease in unallocated RSP shares of $129,000. These increases to stockholders' equity were partially offset by cash dividends paid of $992,000 and an increase in unallocated ESOP shares of $1.6 million.

Average Balance Sheets and Interest Analysis

The following tables set forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

	Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Yield	Average Balance	Interest (In thousands)	Yield	Average Balance	Interest	Yield
ASSETS									
Interest-earning assets:									
Loans(1)	$131,878	$10,689	8.11%	$125,964	$10,206	8.10%	$111,050	$8,926	8.04%
Mortgage-backed securities	34,718	2,237	6.44	41,755	2,785	6.67	47,241	3,032	6.42
Investment securities(2) (4)	30,573	1,583	5.18	25,858	1,572	6.08	26,920	1,410	5.24
Securities held for sale (4)	75,962	5,258	6.92	65,843	4,988	7.58	63,156	4,644	7.35
Total interest-earning assets	273,131	19,767	7.24	259,420	19,551	7.54	248,367	18,012	7.25
Noninterest-earning assets	11,012			7,887			7,775		
Total assets	$284,143			$267,307			$256,142		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Savings(3)	$ 29,589	542	1.83%	$ 29,710	576	1.94%	$ 29,649	564	1.90%
NOW and money markets	62,895	1,150	1.83	57,161	1,352	2.37	54,295	1,105	2.04
Time deposits	111,485	6,210	5.57	109,158	6,109	5.60	101,986	5,320	5.22
Advances from FHLB	47,592	2,632	5.53	41,692	2,407	5.77	39,829	2,240	5.62
Other borrowings	54	3	5.56	100	5	5.00	738	55	7.45
Total interest-bearing liabilities	251,615	10,537	4.19	237,821	10,449	4.39	226,497	9,284	4.10
Non-interest bearing liabilities	2,157			2,176			1,823		
Total liabilities	253,772			239,997			228,320		
Stockholders' equity	30,371			27,310			27,822		
Total liabilities and retained earnings	$284,143			$267,307			$256,142		
Net interest income, interest rate spread(4)		$ 9,230	3.05%		$ 9,102	3.14%		$ 8,728	3.15%
Net yield on interest-earning assets			3.38%			3.51%			3.51%
Ratio of average interest-earning assets to average interest-bearing liabilities			108.55%			109.08%			109.66%

(1) Average balances include non-accrual loans.
(2) Includes interest-bearing deposits in other financial institutions.
(3) Includes advances by borrowers for taxes and insurance.
(4) Interest income is shown on a fully tax equivalent basis assuming a 34% federal income tax rate.

Rate/Volume Analysis

The volume and rate relationship of the Company's interest-earning assets and interest-bearing liabilities are determining factors of net interest income. The following table reflects the significant sensitivity to changes in interest rates of the interest income and interest expense of the Company. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate) and, (ii) changes in rate (changes in rate multiplied by old volume). Changes which are not solely attributable to rate or volume are allocated to changes in rate due to rate sensitivity of interest-earning assets and interest-bearing liabilities.

	Year Ended December 31,					
	2001 vs. 2000			2000 vs. 1999		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)					
Interest income:						
Loans	$479	$ 4	$483	$ 1,199	$ 81	$ 1,280
Mortgage-backed securities	(469)	(79)	(548)	(352)	105	(247)
Investment securities (1)	287	(276)	11	(56)	218	162
Securities available for sale (1)	767	(497)	270	198	146	344
Total interest-earning assets	1,064	(848)	216	989	550	1,539
Interest expense:						
Savings	(2)	(32)	(34)	1	11	12
NOW and money markets	136	(338)	(202)	58	189	247
Time deposits	130	(29)	101	374	415	789
Advances from FHLB	341	(116)	225	105	62	167
Other borrowings	(2)	0	(2)	(48)	(2)	(50)
Total interest-bearing liabilities	603	(515)	88	490	675	1,165
Net change in net interest income	$ 461	$ (333)	$ 128	$ 499	$ (125)	$ 374

(1) Income and yields derived from state and political subdivisions securities are shown on a fully tax equivalent basis assuming a 34% federal income tax rate.

Comparison of Operating Results for the Years Ended December 31, 2001 and 2000

General. Net income for the year ended December 31, 2001 increased by $49,000 to $2,221,000, from $2,172,000 for the year ended December 31, 2000. This increase was primarily due to increases in net interest income of $192,000 and non-interest income of $155,000 along with a decrease in loan loss provisions of $35,000. These increases to net income were partially offset by increases in non-interest expense and income tax provisions of $294,000 and $38,000, respectively.

Net Interest Income. Reported net interest income increased $ 192,000 or 2.2% for the year ended December 31, 2001. Net interest income on a tax equivalent basis increased by $128,000 or 1.4% in a period when both average interest earning assets and average interest-bearing liabilities increased (increased $13.7 million and $13.8 million, respectively). The increase in average earning assets of $13.7 million was primarily due to increases of $5.9 in average loans along with an increase in average investment and mortgage-backed securities of $7.8 million. The Company's net interest rate spread decreased 9 basis points (with 100 basis points being equal to 1%) to 3.05% for the year ended December 31, 2001. Due to the volume of obligations of state and political subdivision in the Company's investment portfolio, net interest income and interest income are presented on a tax equivalent basis. See "- Average Balance Sheets and Interest Analysis" on page 7.

Interest Income. Interest income on a fully tax equivalent basis totaled $19.8 million for the year ended December 31, 2001, an increase of $200,000 or 1.0% over the total of $19.6 million for the year ended December 31, 2000. This increase was mainly due to an increase in the Company's average interest-earning assets of $13.7 million for the year ended December 31, 2001. Interest earned on loans increased $483,000 or 4.7%, in 2001. The increase was due to a $5.9 million increase in the average balance of loans along with a 1 basis point increase in the yield earned. Interest earned on investment and mortgage-backed securities (including securities held for sale) decreased $267,000 or 2.9%, in 2001. The decrease was due to a 57 basis point decrease in the yield earned partially offset by a $7.8 million increase in the average balance of investment and mortgage-backed securities.

Interest Expense. Interest expense increased $88,000 to $10.5 million for the year ended December 31, 2001. The increase in interest expense was due to an $13.8 million increase in the average balance of interest-bearing liabilities due to increased average deposits and borrowings of $7.9 and $5.9 million, respectively partially offset by a 20 basis point decrease in the average cost of interest-bearing liabilities.

Provision for Losses on Loans. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimates of the losses inherent in the portfolio, based on:

- historical experience;
- volume;
- type of lending conducted by the Bank;
- industry standards;
- the level and status of past due and non-performing loans;
- the general economic conditions in the Bank's lending area; and
- other factors affecting the collectibility of the loans in its portfolio.

For the year ended December 31, 2000, the provision for loan losses decreased $35,000 to $520,000 compared to $555,000 for the comparable 2000 period. Decreases in non-performing loans precipitated the decrease in the provision for loan losses. At December 31, 2001, non-performing loans decreased $72,000 to $593,000 from $665,000 at December 31, 2000. At December 31, 2001 the allowance for loan losses represented 254.0% of non-performing loans as compared to 218.8% at December 31, 2000.

Non-interest Income. Total non-interest income increased $155,000 to $1.0 million for the year ended December 31, 2001, from $854,000 for the year ended December 31, 2000. This increase was primarily due to increased investment security gains of $51,000 in 2001 coupled with increased service charges on deposit accounts of $54,000, due to an increase in the number of transaction accounts. The investment securities gains were the result of sales of mortgage-backed securities which had higher coupon rates. These securities tend to repay much faster during periods of lower interest rates and management felt that selling these securities was the most beneficial course of action.

Non-interest Expense. Non-interest expense increased $294,000 to $6.3 million for the year ended December 31, 2001, from $6.0 million for the year ended December 31, 2000. This increase was primarily due to increases in compensation and employee benefits and occupancy and equipment costs of $124,000 and $255,000 for the year ended December 31, 2001. The increase in occupancy and equipment costs was primarily due to technology and equipment improvements along with the addition of a tenth banking facility. Data processing costs decreased $126,000 to $193,000 for the year ended December 31, 2001, from $319,000 for the year ended December 31, 2000 while other expenses increased $167,000 to $1,440,000 for the year ended December 31, 2001 from $1,273,000 for the year ended December 31, 2000. These changes were primarily due to the Company internally performing some processing items that were previously outsourced.

Market Risk Analysis

The Company, like many other financial institutions, is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities generally mature or reprice more rapidly than interest-earning assets. The lending activities of the Company have historically emphasized the origination of long-term, fixed rate loans secured by single family residences, and the primary source of funds has been deposits with substantially shorter maturities. While having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, such an asset/liability mismatch is generally detrimental during periods of rising interest rates.

To reduce the effect of interest rate changes on net interest income the Company has adopted various strategies to enable it to improve matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include: (1) purchasing investment securities with maturities that match specific deposit maturities; (2) emphasizing origination of shorter-term consumer loans, which in addition to offering more rate flexibility, typically bear higher interest rates than residential mortgage loans and (3) purchasing adjustable-rate mortgage-backed securities. Although consumer loans inherently generally possess a higher credit risk than residential mortgage loans, the Company believes that its underwriting standards will minimize this risk.

The Company has also made a significant effort to maintain its level of lower costs deposits as a method of enhancing profitability. The Company has traditionally had a high level of low-cost passbook, interest-bearing checking (NOW) and Money Market Demand Accounts. Although its base of such deposits has increased as a result of the current interest rate environment, such deposits have traditionally remained relatively stable and would be expected to reduce to normal levels in a period of rising interest rates. Because of this relative stability in a significant portion of its deposits, the Company has been able to offset the impact of rising rates in other deposit accounts.

Exposure to interest rate risk is actively monitored by management. The Company's objective is to maintain a consistent level of profitability within acceptable risk tolerances across a broad range of potential interest rate environments. Management uses an independent consultant to monitor the Bank's exposure to interest rate risk. The independent consultant uses a financial model that calculates changes in market value of portfolio equity and net interest income. Reports generated from assumptions provided by the independent consultant, which are modified by management, are reviewed by the Interest Rate Risk and Asset Liability Management Committee and reported to the Board of Directors quarterly. The Balance Sheet Shock Report shows the degree to which balance sheet line items and the market value of portfolio equity are potentially affected by a 200 basis point upward and downward parallel shift (shock) in the Treasury yield curve. Exception tests are conducted as recommended under federal law to determine if the Bank qualifies as low risk and may therefore be exempt from supplemental reporting. In addition, the possible impact on risk-based capital is assessed using the methodology of the Federal Deposit Insurance Corporation. An Income Shock Report shows the degree to which income statement line items and net income are potentially affected by a 200 basis point upward and downward parallel shift in the Treasury yield curve.

From analysis and discussion of the aforementioned reports as of December 31, 2001, management has assessed that the Bank's level of interest rate risk is appropriate for current market conditions. The percentage change in market value of the portfolio equity for an upward and downward shift of 200 basis points are (16.46)% and 14.39%, respectively. Net interest income decreased by $119,000 or 1.2% for a downward shift in rates of 200 basis points and increased by $187,000 or 1.8%, for an upward shift of 200 basis points. Excess Net Interest Rate Risk was within those limits outlined in the Bank's Asset/Liability Management and Interest Rate Risk Policy. The Bank's calculated (total) risk-based capital before the interest rate risk impact was 30.17% and 25.08% after the interest rate risk impact. Results fall within policy limits for all applicable tests.

Liquidity and Capital Requirements

General. Liquidity refers to the Company's ability to generate sufficient cash to meet the funding needs of current loan demand, savings deposit withdrawals, and to pay operating expenses. The Company has historically maintained a level of liquid assets in excess of regulatory requirements. Maintaining a high level of liquid assets tends to decrease earnings, as liquid assets tend to have a lower yield than other assets with longer terms (*e.g.* loans). The Company adjusts liquidity as appropriate to meet its asset/liability objectives.

The Company's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and funds provided from operations. While scheduled loan and mortgage-backed securities repayments are a relatively predictable source of funds, deposit flows and loan and mortgage-backed securities prepayments are greatly influenced by interest rates, economic conditions and competition. In addition, the Company invests excess funds in overnight deposits which provide liquidity to meet lending requirements

The Company's short term liquid assets consist of cash and amounts due from banks, interest bearing deposits with other institutions, and investment securities with maturities of one year or less. Total liquid assets totaled $43.8 million at December 31, 2001.

The Company has other sources of liquidity if a need for additional funds arises on a short term or long term basis, such as Federal Home Loan Bank of Pittsburgh advances. At December 31, 2001, the Bank had borrowed $50.3 million, at an average interest rate of 5.41%, of its $152.8 million maximum borrowing capacity with a remaining borrowing capacity of approximately $102.5 million. Currently, none of the borrowings have adjustable rates of interest. Management believes that we have adequate resources to fund all of our commitments on a short and long term basis.

At December 31, 2001, certificate of deposit accounts scheduled to mature within one year were $64.4 million. The Bank anticipates based upon its experience that a high percentage of these certificates of deposit will remain on deposit, although there can be no assurance that this will be the case. Also, the cost of such deposits cold be significantly higher. The loss of these deposits or their retention at a higher rate, could hurt the Company's profits unless we are able to replace these deposits at the same rates of interests. However, due to our substantial funding sources, the Company does not believe the loss of such deposits will affect its liquidity.

At December 31, 2001, the Bank's Tier 1 risk-based and total risk-based capital ratios were 29.06% and 30.17%, respectively. Current regulations required Tier I risk-based capital of 6% and total risk-based capital of 10% risk-based assets to be considered well capitalized. The Bank's leverage ratio was 13.36% at December 31, 2001. Current regulations require a leveraged ratio 5% to be considered well capitalized.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
PHSB Financial Corporation

We have audited the accompanying consolidated balance sheet of PHSB Financial Corporation, formerly PHS Bancorp, Inc., and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PHSB Financial Corporation and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

S.R. Snodgrass, A.C.

Wexford, PA
January 11, 2002

PHSB FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEET

	December 31, 2001	December 31, 2000
ASSETS		
Cash and amounts due from other institutions	$ 5,988,187	$ 1,502,757
Interest-bearing deposits with other institutions	28,195,161	5,094,404
Investment securities:		
Available for sale	22,902,366	24,814,065
Held to maturity (market value $26,516,322 and $17,917,570)	26,259,684	17,776,486
Mortgage-backed securities:		
Available for sale	54,603,622	38,415,158
Held to maturity (market value $30,444,092 and $38,471,164)	30,179,631	38,779,775
Loans (net of allowance for loan losses of $1,506,140 and $1,454,618)	137,000,743	129,017,057
Accrued interest receivable	1,679,032	1,625,420
Premises and equipment	5,029,993	4,637,374
Federal Home Loan Bank stock	2,614,800	2,614,800
Other assets	929,215	1,052,375
TOTAL ASSETS	$ 315,382,434	$ 265,329,671
LIABILITIES		
Deposits	$ 210,014,644	$ 198,241,701
Advances from Federal Home Loan Bank	50,324,800	36,194,800
Other borrowings	28,328	75,315
Accrued interest payable and other liabilities	2,179,833	1,967,621
TOTAL LIABILITIES	262,547,605	236,479,437
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; 2,000,000 shares authorized; none issued and outstanding	-	-
Common stock, par value $.10 per share; 8,000,000 shares authorized; 3,497,109 and 2,760,000 issued	349,711	276,000
Additional paid-in capital	32,229,027	10,480,215
Retained earnings - substantially restricted	21,985,576	20,756,274
Accumulated other comprehensive income	856,798	456,968
Unallocated shares held by Employee Stock Ownership Plan (ESOP)	(2,529,013)	(917,283)
Unallocated shares held by Restricted Stock Plan (RSP)	(57,270)	(185,783)
Treasury stock, at cost (259,769 shares)	-	(2,016,157)
TOTAL STOCKHOLDERS' EQUITY	52,834,829	28,850,234
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 315,382,434	$ 265,329,671

See accompanying notes to the consolidated financial statements.

PHSB FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF INCOME

	Year Ended December 31, 2001	2000	1999
INTEREST INCOME			
Loans	$ 10,688,828	$ 10,205,593	$ 8,926,063
Investment securities:			
Taxable	1,673,638	2,072,906	1,905,686
Exempt from federal income tax	875,533	1,002,398	972,907
Mortgage-backed securities	5,795,239	5,620,716	5,513,483
Interest-bearing deposits with other institutions	282,720	133,703	192,749
Total interest income	19,315,958	19,035,316	17,510,888
INTEREST EXPENSE			
Deposits	7,902,435	8,036,700	6,988,338
Advances from Federal Home Loan Bank	2,631,809	2,407,253	2,239,940
Other borrowings	2,508	4,771	55,411
Total interest expense	10,536,752	10,448,724	9,283,689
Net interest income	8,779,206	8,586,592	8,227,199
PROVISION FOR LOAN LOSSES	520,000	555,000	410,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,259,206	8,031,592	7,817,199
NONINTEREST INCOME			
Service charges on deposit accounts	594,701	540,762	453,497
Investment securities gains, net	58,118	7,315	19,095
Rental income, net	97,808	88,179	92,402
Other income	257,886	217,729	199,064
Total noninterest income	1,008,513	853,985	764,058
NONINTEREST EXPENSE			
Compensation and employee benefits	3,356,733	3,232,703	3,241,692
Occupancy and equipment costs	1,304,825	1,174,330	1,129,482
Data processing costs	193,188	319,434	297,990
Other expenses	1,439,539	1,273,140	1,424,601
Total noninterest expense	6,294,285	5,999,607	6,093,765
Income before income taxes	2,973,434	2,885,970	2,487,492
Income taxes	752,331	714,033	629,602
NET INCOME	$ 2,221,103	$ 2,171,937	$ 1,857,890
EARNINGS PER SHARE			
Basic	$ 0.70	$ 0.67	$ 0.56
Diluted	0.70	0.67	0.56

See accompanying notes to the consolidated financial statements.

PHSB FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-in Capital	Retained Earnings Substantially Restricted	Accumulated Other Comprehensive Income (Loss)	Unallocated Shares Held by ESOP	Unallocated Shares Held by RSP	Treasury Stock	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance, December 31, 1998	$ 276,000	$ 10,588,940	$ 18,489,177	$ 1,088,415	$ (1,215,723)	$ (42,700)	$ -	$ 29,184,109	
Net income			1,857,890					1,857,890	$ 1,857,890
Other comprehensive loss:									
Unrealized loss on available for sale securities, net of tax benefit of $1,031,604				(2,002,525)				(2,002,525)	(2,002,525)
Comprehensive loss									$ (144,635)
Cash dividends declared ($.23 per share)			(743,785)					(743,785)	
ESOP shares released		(46,980)			149,220			102,240	
Treasury stock purchased, at cost							(1,268,602)	(1,268,602)	
Common stock acquired by RSP			(106,395)			(400,107)		(506,502)	
RSP shares released						128,512		128,512	
Balance, December 31, 1999	276,000	10,541,960	19,496,887	(914,110)	(1,066,503)	(314,295)	(1,268,602)	26,751,337	
Net income			2,171,937					2,171,937	$ 2,171,937
Other comprehensive income:									
Unrealized gain on available for sale securities, net of tax of $706,313				1,371,078				1,371,078	1,371,078
Comprehensive income									$ 3,543,015
Cash dividends declared ($.28 per share)			(912,550)					(912,550)	
ESOP shares released		(61,745)			149,220			87,475	
Treasury stock purchased, at cost							(747,555)	(747,555)	
RSP shares released						128,512		128,512	
Balance, December 31, 2000	276,000	10,480,215	20,756,274	456,968	(917,283)	(185,783)	(2,016,157)	28,850,234	
Net income			2,221,103					2,221,103	$ 2,221,103
Other comprehensive income:									
Unrealized gain on available for sale securities, net of tax of $205,973				399,830				399,830	399,830
Comprehensive income									$ 2,620,933
Cash dividends declared ($.31 per share)			(991,801)					(991,801)	
ESOP shares released		(17,700)			149,220			131,520	
Treasury stock purchased, at cost							(325,197)	(325,197)	
RSP shares released						128,513		128,513	
Sale of common stock	96,751	21,129,512						21,226,263	
Retirement of treasury stock	(23,040)	(2,318,314)					2,341,354	-	
Capital contributed from MHC		2,955,314						2,955,314	
Common stock acquired by ESOP					(1,760,950)			(1,760,950)	
Balance, December 31, 2001	$ 349,711	$ 32,229,027	$ 21,985,576	$ 856,798	$ (2,529,013)	$ (57,270)	$ -	$ 52,834,829	

	2001	2000	1999
Components of comprehensive income (loss):			
Change in net unrealized gain (loss) on investments held for sale	$ 438,188	$ 1,375,906	$ (1,989,922)
Realized gains included in net income, net of tax of $19,760, $2,487, and $6,492	(38,358)	(4,828)	(12,603)
Total	$ 399,830	$ 1,371,078	$ (2,002,525)

See accompanying notes to the consolidated financial statements.

PHSB FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 2,221,103	$ 2,171,937	$ 1,857,890
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	520,000	555,000	410,000
Provision for depreciation	652,309	594,029	518,874
Amortization of discounts, premiums, and loan origination fees	1,195,295	1,044,622	865,746
Investment securities gains, net	(58,118)	(7,315)	(19,095)
Decrease in loans held for sale	-	-	48,080
Increase in accrued interest receivable	(53,612)	(87,257)	(21,486)
Increase (decrease) in accrued interest payable	28,896	(108,195)	208,050
Amortization of ESOP unearned compensation	131,520	87,475	102,240
Amortization of RSP unearned compensation	128,513	128,512	128,512
Other, net	(339,588)	(389,421)	15,846
Net cash provided by operating activities	4,426,318	3,989,387	4,114,657
INVESTING ACTIVITIES			
Investment and mortgage-backed securites available for sale:			
Proceeds from sales	1,862,276	1,337,950	2,142,314
Proceeds from maturities and principal repayments	24,221,862	10,494,500	11,514,770
Purchases	(39,748,386)	(7,886,766)	(23,578,542)
Investment and mortgage-backed securities held to maturity:			
Proceeds from maturities and principal repayments	15,741,702	6,052,587	33,467,106
Purchases	(15,699,383)	(2,963,389)	(26,634,757)
Increase in loans, net	(9,544,876)	(11,834,673)	(20,320,123)
Proceeds from sales of repossessed assets	412,018	301,221	312,962
Purchase of premises and equipment	(1,044,929)	(936,209)	(312,409)
Purchase of Federal Home Loan Bank stock	-	-	(1,070,085)
Net cash used for investing activities	(23,799,716)	(5,434,779)	(24,478,764)
FINANCING ACTIVITIES			
Increase in deposits, net	11,772,943	8,897,149	8,231,988
Proceeds from advances from Federal Home Loan Bank	23,130,000	13,500,000	19,400,000
Repayment of advances from Federal Home Loan Bank	(9,000,000)	(27,600,000)	-
Repayment of other borrowings	(46,987)	(44,724)	(1,267,579)
Common stock acquired by ESOP	(1,760,950)	-	-
Proceeds from sale of common stock	21,226,263	-	-
Capital contributed from MHC	2,955,314	-	-
Common stock acquired by RSP	-	-	(506,502)
Cash dividends paid	(991,801)	(912,550)	(743,785)
Purchase of treasury stock	(325,197)	(747,555)	(1,268,602)
Net cash provided by (used for) financing activities	46,959,585	(6,907,680)	23,845,520
Increase (decrease) in cash and cash equivalents	27,586,187	(8,353,072)	3,481,413
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,597,161	14,950,233	11,468,820
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 34,183,348	$ 6,597,161	$ 14,950,233

See accompanying notes to the consolidated financial statements.

PHSB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

Nature of Operations and Basis of Presentation

On August 16, 2001, the board of trustees of PHS Bancorp, Inc. adopted a plan of conversion whereby PHS Bancorp, M.H.C. was converted from a mutual holding company to PHSB Financial Corp., a full stock corporation.

PHSB Financial Corporation (the "Company") is a Pennsylvania corporation and is registered under the Bank Holding Company Act. The Company was organized to be the holding company of Peoples Home Savings Bank (the "Bank"). The Company's and the Bank's principal sources of revenue emanate from investment and mortgage-backed securities, and mortgage, commercial, and consumer loan portfolios as well as a variety of deposit services provided to Bank customers through nine locations. The Company is supervised by the Federal Reserve Board, while the Bank is a state-chartered savings bank supervised by the Federal Deposit Insurance Corporation (the "FDIC") and the Pennsylvania Department of Banking.

The consolidated financial statements of the Company include the accounts of the Bank and its wholly-owned subsidiary, HOMECO. All intercompany transactions have been eliminated in consolidation. The investment in the subsidiary on the parent company financial statement is carried at the parent company's equity in the underlying assets of the Bank.

The accounting principles followed by the Company and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

Investment and Mortgage-Backed Securities

Investment and mortgage-backed securities are classified at the time of purchase, based upon management's intentions and ability, as securities held to maturity or securities available for sale. Debt securities, including mortgage-backed securities, acquired with the intent and ability to hold to maturity are classified as held to maturity and are stated at cost and adjusted for amortization of premium and accretion of discount which are computed using a level yield method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses on available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank ("FHLB") represents ownership in an institution which is wholly-owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying consolidated balance sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are stated at the principal amount outstanding net of deferred loan fees and the allowance for loan losses. Interest income on loans is recognized on the accrual method. Accrual of interest on loans is generally discontinued after 90 days when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. When a loan is placed on nonaccrual status, unpaid interest is charged against income. Interest received on nonaccrual loans is either applied to principal or reported as interest income according to management's judgment as to the collectibility of principal. Loans are returned to accrual status when past due interest is collected and the collection of principal in probable.

Loan origination and commitment fees as well as certain direct loan origination costs are being deferred and the net amount amortized as an adjustment to the related loan's yield. These amounts are being amortized over the contractual lives of the related loans.

Allowance for Loan Losses

The allowance for loan losses represents the amount that management estimates is adequate to provide for probable losses inherent in its loan portfolio, as of the balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the useful lives of the related assets. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned

Real estate acquired in settlement of loans is stated at the lower of the recorded investment in the property or its fair value minus estimated costs of sale. Prior to foreclosure the value of the underlying collateral is written down by a charge to the allowance for loan losses if necessary. Any subsequent write-downs are charged against operating expenses. Operating expenses of such properties, net of related income and losses on their disposition, are included in other expenses.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Deferred tax assets or liabilities are computed based on the difference between financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated utilizing net income as reported as the numerator and average shares outstanding as the denominator. The computation of diluted earnings per share differs in that the dilutive effects of any options, warrants, and convertible securities are adjusted for in the denominator.

All references to earnings per share have been retroactively adjusted to reflect the conversion which was completed on December 20, 2001. As a result of the conversion each common share outstanding of PHS Bancorp, Inc. was converted into 1.28123 shares of PHSB Financial Corporation common stock.

Employee Benefit Plans

The Bank sponsors a trusteed, deferred benefit pension plan covering all eligible employees. The Bank's funding policy is to make annual contributions, as needed, based upon the funding formula developed by the plan's actuary.

Stock Options

The Company maintains a stock option plan for the directors, officers, and employees. When the exercise price of the Company's stock options is greater than or equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Pro forma net income and earnings per share are presented to reflect the impact of the stock option plan assuming compensation expense had been recognized based on the fair value of the stock options granted under this plan.

Comprehensive Income

The Company is required to present comprehensive income in a full set of general purpose financial statements for all periods presented. Other comprehensive income is comprised exclusively of unrealized holding gains (losses) on the available for sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Statement of Changes in Stockholders' Equity.

Cash Flow Information

The Company has defined cash and cash equivalents as cash and amounts due from depository institutions and interest-bearing deposits with other institutions.

For the years ended December 31, 2001, 2000, and 1999, the Company made cash payments for interest of $10,507,856, $10,556,919, and $9,075,639, respectively. The Company also made cash payments for income taxes of $665,000, $797,748, and $334,500, respectively, during these same periods.

Pending Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, effective for all business combinations initiated after June 30, 2001, as well as all business combinations accounted for by the purchase method that are completed after June 30, 2001. The new statement requires that the purchase method of accounting be used for all business combinations and prohibits the use of the pooling-of-interests method. The adoption of Statement No. 141 is not expected to have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*, effective for fiscal years beginning after December 15, 2001. The statement changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of this statement. However, the new statement did not amend SFAS 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, which requires recognition and amortization of unidentified intangible assets relating to the acquisition of financial institutions or branches thereof. The FASB has decided to undertake a limited scope project to reconsider the provisions of SFAS 72 in 2002. Therefore, the adoption of Statement No. 142 is not expected to have a material effect on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material effect on the Company 's financial statements.

In October 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS 144 supercedes SFAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends APB Opinion No. 30, *Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business*. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassification

Certain items in the prior year financial statements have been reclassified to conform to the current year presentation. Such reclassifications did not affect net income or stockholders' equity.

2. EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income will be used as the numerator.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

	2001	2000	1999
Weighted-average common shares outstanding	3,534,910	3,536,195	3,536,195
Average treasury stock shares	(277,425)	(201,480)	(55,996)
Average unearned ESOP and RSP shares	(83,014)	(109,731)	(134,054)
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	3,174,471	3,224,984	3,346,145
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	21,135	-	-
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	3,195,606	3,224,984	3,346,145

3. INVESTMENT SECURITIES

The amortized cost and estimated market value of investment securities are summarized as follows:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
U.S. Treasury securities	$ 998,943	$ 38,557	$ -	$ 1,037,500
U.S. Government agency securities	995,770	93,290	-	1,089,060
Obligations of states and political subdivisions	18,969,594	430,455	(182,845)	19,217,204
Real estate mortgage investment conduits	35,805	132	-	35,937
Total debt securities	21,000,112	562,434	(182,845)	21,379,701
Equity Securities	1,525,828	12,545	(15,708)	1,522,665
Total	$ 22,525,940	$ 574,979	$ (198,553)	$ 22,902,366

3. INVESTMENT SECURITIES (Continued)

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
U.S. Treasury securities	$ 1,997,755	$ 9,153	$ (2,218)	$ 2,004,690
U.S. Government agency securities	6,994,398	55,912	(15,000)	7,035,310
Obligations of states and political subdivisions	15,251,581	406,975	(37,100)	15,621,456
Real estate mortgage investment conduits	45,247	64	-	45,311
Total debt securities	24,288,981	472,104	(54,318)	24,706,767
Equity Securities	107,298	-	-	107,298
Total	$ 24,396,279	$ 472,104	$ (54,318)	$ 24,814,065

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
U.S. Government agency securities	$ 23,490,392	$ 325,427	$ (28,350)	$ 23,787,469
Obligations of states and political subdivisions	2,769,292	8,086	(48,525)	2,728,853
Total	$ 26,259,684	$ 333,513	$ (76,875)	$ 26,516,322

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
U.S. Government agency securities	$ 15,221,187	$ 177,166	$ (32,670)	$ 15,365,683
Obligations of states and political subdivisions	2,555,299	13,920	(17,332)	2,551,887
Total	$ 17,776,486	$ 191,086	$ (50,002)	$ 17,917,570

3. **INVESTMENT SECURITIES (Continued)**

The amortized cost and estimated market value of debt securities at December 31, 2001, by contractual maturity, are shown below.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$ 1,086,064	$ 1,116,298	$ 6,999,662	$ 7,031,880
Due after one year through five years	4,393,166	4,703,922	9,979,092	10,158,130
Due after five years through ten years	101,536	104,286	5,557,003	5,639,582
Due after ten years	15,419,346	15,455,195	3,723,927	3,686,730
Total	$ 21,000,112	$ 21,379,701	$ 26,259,684	$ 26,516,322

The following is a summary of proceeds received, gross gains, and gross losses realized on the sale of investment securities available for sale for the years ended December 31:

	2001	2000	1999
Proceeds from sales	$ 1,862,276	$ 1,337,950	$ 2,142,314
Gross gains	58,118	14,461	21,088
Gross losses	-	7,146	1,993

Investment securities with an amortized cost of $6,978,035 and $2,289,326 and an estimated market value of $7,214,380 and $2,299,690 were pledged to secure public deposits at December 31, 2001 and 2000, respectively.

4. **MORTGAGE-BACKED SECURITIES**

The amortized cost and estimated market value of mortgage-backed securities are summarized as follows:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
Government National Mortgage Association securities	$ 53,674,841	$ 938,066	$ (16,678)	$ 54,596,229
Federal Home Loan Mortgage Corporation securities	7,028	365	-	7,393
Total	$ 53,681,869	$ 938,431	$ (16,678)	$ 54,603,622

4. MORTGAGE-BACKED SECURITIES (Continued)

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Available for Sale				
Government National Mortgage Association securities	$ 38,128,786	$ 427,220	$ (153,007)	$ 38,402,999
Federal Home Loan Mortgage Corporation securities	11,783	376	-	12,159
Total	$ 38,140,569	$ 427,596	$ (153,007)	$ 38,415,158

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
Government National Mortgage Association securities	$ 26,905,599	$ 249,062	$ (73,024)	$ 27,081,637
Federal Home Loan Mortgage Corporation securities	1,602,611	39,274	-	1,641,885
Federal National Mortgage Association securities	1,671,421	49,149	-	1,720,570
Total	$ 30,179,631	$ 337,485	$ (73,024)	$ 30,444,092

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Held to Maturity				
Government National Mortgage Association securities	$ 33,720,679	$ 58,147	$ (450,388)	$ 33,328,438
Federal Home Loan Mortgage Corporation securities	2,545,206	39,932	(1,747)	2,583,391
Federal National Mortgage Association securities	2,513,890	46,135	(690)	2,559,335
Total	$ 38,779,775	$ 144,214	$ (452,825)	$ 38,471,164

4. **MORTGAGE-BACKED SECURITIES (Continued)**

The amortized cost and estimated market value of mortgage-backed securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities of securities could differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$ 673	$ 677	$ -	$ -
Due after one year through five years	38,058	40,178	-	-
Due after five years through ten years	1,533,426	1,634,297	-	-
Due after ten years	52,109,712	52,928,470	30,179,631	30,444,092
Total	$ 53,681,869	$ 54,603,622	$ 30,179,631	$ 30,444,092

Mortgage-backed securities with an amortized cost of $1,389,232 and $1,621,073 and an estimated market value of $1,420,852 and $1,626,248 were pledged to secure public deposits at December 31, 2001 and 2000, respectively.

5. **LOANS**

Loans consist of the following:

	2001	2000
Mortgage loans:		
Residential	$ 61,092,961	$ 57,998,525
Multi-family units	232,261	308,252
Construction	3,998,785	1,777,861
Commercial real estate	850,348	481,042
	66,174,355	60,565,680
Commercial loans	11,571,339	9,814,834
Consumer:		
Consumer credit line	6,217,107	6,129,699
Automobile	49,020,510	48,361,011
Other	6,054,333	5,216,121
	61,291,950	59,706,831
Less:		
Loans in process	2,221,437	1,203,921
Deferred loan costs, net	(1,690,676)	(1,588,251)
Allowance for loan losses	1,506,140	1,454,618
	2,036,901	1,070,288
Total	$ 137,000,743	$ 129,017,057

5. LOANS (Continued)

Total nonaccrual loans and the related interest for the years ended December 31, are as follows. In management's opinion, these loans did not meet the definition of impaired loans.

	2001	2000	1999
Principal outstanding	$ 536,792	$ 581,706	$ 424,244
Contractual interest due	61,121	66,356	54,285
Interest income recognized	24,373	29,705	29,522

Activity in the allowance for loan losses for the years ended December 31, is as follows:

	2001	2000	1999
Balance, January 1,	$ 1,454,618	$ 1,359,900	$ 1,287,496
Add:			
Provisions charged to operations	520,000	555,000	410,000
Loan recoveries	29,715	51,016	50,941
Less loans charged off	498,193	511,298	388,537
Balance, December 31,	$ 1,506,140	$ 1,454,618	$ 1,359,900

The Company's loan portfolio is predominantly made up of one-to-four family first mortgage loans and consumer loans in the areas of Beaver and Lawrence Counties. These loans have been granted in compliance with regulatory guidelines relating to collateral requirements and credit policies. Although the Company has a diversified loan portfolio at December 31, 2001 and 2000, loans outstanding to individuals and businesses are dependent upon the local conditions in its immediate trade area.

6. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

	2001	2000
Interest-bearing deposits with other institutions	$ 31,605	$ 14,346
Investment securities	555,886	560,409
Mortgage-backed securities	489,635	468,734
Loans	601,906	581,931
Total	$ 1,679,032	$ 1,625,420

7. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

	2001	2000
Land	$ 900,624	$ 841,109
Office buildings	5,053,484	4,345,357
Furniture, fixtures, and equipment	3,318,084	3,040,798
Leasehold improvements	403,403	403,403
	9,675,595	8,630,667
Less accumulated depreciation and amortization	4,645,602	3,993,293
Total	$ 5,029,993	$ 4,637,374

Depreciation expense for the years ended December 31, 2001, 2000, and 1999 was $652,309, $594,029, and $518,874, respectively.

8. DEPOSITS

Comparative details of deposit accounts follow:

	2001		2000	
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
DDA and NOW accounts	$ 35,811,684	17.1 %	$ 31,251,502	15.8 %
Money market demand accounts	28,537,030	13.6	28,358,712	14.3
Savings accounts	28,739,934	13.6	27,082,955	13.6
	93,088,648	44.3	86,693,169	43.7
Time certificates of deposit:				
Less than 2.01%	1,246,796	0.6	-	-
2.01% - 4.00%	28,509,483	13.6	156,898	0.1
4.01% - 6.00%	56,383,925	26.8	52,665,440	26.6
6.01% - 8.00%	30,785,792	14.7	58,726,194	29.6
	116,925,996	55.7	111,548,532	56.3
Total	$ 210,014,644	100.0 %	$ 198,241,701	100.0 %

Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $14,381,102 and $10,909,799 at December 31, 2001 and 2000, respectively, with maturities at December 31, 2001 as follows:

Within three months	$ 2,851,538
Beyond three but within six months	2,398,285
Beyond six but within twelve months	2,391,799
Beyond one year	6,739,480
Total	$ 14,381,102

8. DEPOSITS (Continued)

Interest expense by deposit category for the years ended December 31, is as follows:

	2001	2000	1999
Savings accounts	$ 542,724	$ 576,060	$ 563,778
NOW and money market deposit accounts	1,150,101	1,352,279	1,104,444
Time certificates of deposit	6,209,610	6,108,361	5,320,116
Total	$ 7,902,435	$ 8,036,700	$ 6,988,338

9. ADVANCES FROM FEDERAL HOME LOAN BANK

The following table sets forth information concerning both short and long-term advances from FHLB:

	2001	2000
Balance at year-end	$ 50,324,800	$ 36,194,800
Average balance outstanding	47,592,334	41,692,341
Maximum month-end balance	51,194,800	44,294,800
Weighted-average rate at year-end	5.41%	5.72%
Weighted-average rate during the year	5.53%	5.77%

The scheduled maturities of advances outstanding are as follows:

Year Ending December 31,	2001 Amount	2001 Weighted-average Rate	2000 Amount	2000 Weighted - average Rate
2001	$ -	- %	$ 8,000,000	6.46 %
2002	5,317,000	5.41	3,317,000	5.99
2003	2,377,800	5.77	1,377,800	6.28
2004	3,500,000	5.77	1,000,000	6.63
2005 and thereafter	39,130,000	5.36	22,500,000	5.31
Total	$ 50,324,800	5.41 %	$ 36,194,800	5.72 %

Borrowing capacity consists of credit arrangements with the FHLB of Pittsburgh. FHLB borrowings are subject to annual renewal, incur no service charges, and are secured by a blanket security agreement on certain investment and mortgage-backed securities, outstanding residential mortgages, and the Bank's investment in FHLB stock. As of December 31, 2001, the Bank's maximum borrowing capacity with the FHLB was approximately $152.8 million.

10. INCOME TAXES

The provision for income taxes for the years ended December 31, consists of:

	2001	2000	1999
Currently payable:			
Federal	$ 574,481	$ 551,803	$ 479,198
State	148,694	112,222	89,226
	723,175	664,025	568,424
Deferred	29,156	50,008	61,178
Total	$ 752,331	$ 714,033	$ 629,602

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the net deferred tax assets and liabilities at December 31, are as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 512,088	$ 494,570
Premises and equipment	61,247	22,417
Accrued employee benefits	292,981	279,202
Alternative minimum tax credit	-	96,210
Other	10,059	13,132
Total gross deferred tax assets	876,375	905,531
Deferred tax liabilities:		
Net unrealized gain on securities	441,381	235,408
Total gross deferred tax liabilities	441,381	235,408
Net deferred tax assets	$ 434,994	$ 670,123

No valuation allowance was established at December 31, 2001 and 2000 in view of certain tax strategies coupled with the anticipated future taxable income as evidenced by the Company's earnings potential.

10. INCOME TAXES (Continued)

The following is a reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at statutory rates for the years ended December 31:

	2001		2000		1999	
	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income
Provision at statutory rate	$ 1,010,968	34.0 %	$ 981,230	34.0 %	$ 845,747	34.0 %
State income tax expense, net of federal tax benefit	98,138	3.3	74,067	2.7	58,889	2.4
Tax-exempt interest	(384,505)	(12.9)	(402,284)	(13.9)	(342,447)	(13.8)
Other, net	27,730	0.9	61,020	1.9	67,413	2.7
Actual expense and effective rate	$ 752,331	25.3 %	$ 714,033	24.7 %	$ 629,602	25.3 %

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax which is calculated at 11.5 percent of earnings, based on generally accepted accounting principles with certain adjustments.

11. EMPLOYEE BENEFITS

Pension Plan

The Bank sponsors a trusteed, defined benefit pension plan covering all eligible Bank employees and officers. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and compensation rates near retirement. The Bank's funding policy is to make annual contributions, if needed, based upon the funding formula developed by the plan's actuary.

The following table sets forth the change in plan assets and benefit obligation at December 31:

	2001	2000
Plan assets at fair value, beginning of year	$ 3,985,025	$ 3,641,427
Actual return on plan assets	276,232	251,452
Employer contribution	179,232	178,765
Benefits paid	(98,733)	(86,619)
Plan assets at fair value, end of year	4,341,756	3,985,025
Benefit obligation, beginning of year	4,172,207	3,879,242
Service cost	185,537	189,965
Interest cost	300,732	281,366
Actuarial loss (gain)	18,582	(91,747)
Benefits paid	(98,733)	(86,619)
Benefit obligation, end of year	4,578,325	4,172,207
Funded status	(236,569)	(187,182)
Transition adjustment	(159,187)	(180,001)
Unrecognized net loss from past experience different from that assumed	258,132	195,079
Accrued pension liability	$ (137,624)	$ (172,104)

The plan assets are invested primarily in bonds, stocks, and mortgages under the control of the plan's trustees as of December 31, 2001.

11. EMPLOYEE BENEFITS (Continued)

Pension Plan (Continued)

Assumptions used in determining net periodic pension cost are as follows:

	2001	2000	1999
Discount rate	7.00%	7.00%	7.00%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The plan utilizes the straight-line method of amortization for unrecognized gains and losses.

Net periodic pension cost includes the following components:

	2001	2000	1999
Service cost of the current period	$ 185,537	$ 189,965	$ 197,002
Interest cost on projected benefit obligation	300,732	281,366	264,483
Actual return on plan assets	(276,232)	(251,452)	(228,319)
Net amortization and deferral	(65,285)	(56,701)	(40,539)
Net periodic pension cost	$ 144,752	$ 163,178	$ 192,627

Supplemental Retirement Plans

Board of Directors

The Bank maintains a Directors' Consultation and Retirement Plan to provide post-retirement payments over a ten-year period to non-officer members of the Board of Directors who have completed fifteen or more years of service. Expenses for the years ended December 31, 2001, 2000, and 1999 amounted to $30,000, $24,000, and $38,580, respectively, and are included as a component of other operating expenses.

President

The Bank maintains a Supplemental Retirement Plan for the President of the Bank for the purpose of providing the President with supplemental post-retirement benefits for life in addition to those provided under the Bank's pension plan for all eligible employees. Expenses for the years ended December 31, 2001, 2000, and 1999, amounted to $54,000, $29,400, and $31,215, respectively, and are included as a component of compensation and employee benefits.

The assumptions of 7.50 percent and 5.00 percent for the discount rate and rate of compensation increase, respectively, were used in determining net periodic post-retirement costs for the Directors' Consultation and Retirement Plans and Supplemental Retirement Plan for the President.

Profit Sharing Plan

The Bank maintains a section 401K employee savings and profit sharing plan for substantially all employees and officers of the Bank. The Bank's annual contribution to the plan is based on the discretion of the Board of Directors. Contributions for the years ended December 31, 2001, 2000, and 1999 amounted to $74,479, $73,582, and $69,739, respectively.

11. EMPLOYEE BENEFITS (Continued)

Stock Option Plan

The Company maintains a non-statutory stock option plan for non-employee directors and an incentive stock option plan for executive officers. The plan provides for granting incentive stock options and non-statutory stock options for executive officers and non-employee directors of the Company. A total of 159,129 shares of authorized but unissued common stock are reserved for issuance under the plan, which expires ten years from the date of shareholder ratification. The per share exercise price of an option granted will not be less than the fair value of a share of common stock on the date the option is granted.

Non-statutory stock options for non-employee directors were granted for the purchase of 47,739 shares. The recipients of these stock options vest over a four-year period of time. Also, incentive stock options for officers and employees were granted for the purchase of 111,390 shares. The recipients of these stock options vest over a four or five-year period of time.

The following table presents share data related to the outstanding options:

	2001	Weighted-average Exercise Price	2000	Weighted-average Exercise Price
Outstanding, beginning	159,129	$ 9.22	159,129	$ 9.22
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding, ending	159,129	$ 9.22	159,129	$ 9.22
Exercisable at year-end	143,216	$ 9.22	107,412	$ 9.22

The following table summarizes the characteristics of stock options at December 31, 2001:

	Outstanding			Exercisable	
Exercise price	Shares	Average Life	Average Exercise Price	Shares	Average Exercise Price
9.22	159,129	6.83	9.22	143,216	9.22

For purposes of computing pro forma results, the Company estimated fair values of stock options using the Black-Scholes option-pricing model. The model requires use of subjective assumptions that can materially effect fair value estimates. Therefore, the pro forma results are estimates of results of operation as if compensation expense had been recognized for the stock option plans. The fair value of each stock option granted was estimated using the following weighted-average assumptions for grants in 2001 and 2000: (1) expected dividend yield of 1.03 percent; (2) risk-free interest rate of 4.95 percent; (3) expected volatility of 14 percent; and (4) expected life of eight years.

The Company accounts for its stock option plans under provisions of APB Opinion No. 25, "*Accounting for Stock Issued to Employees*," and related interpretations. Under this Opinion, no compensation expense has been recognized with respect to the plans because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the grant date. No options were granted in 2001 or 2000.

11. EMPLOYEE BENEFITS (Continued)

Stock Option Plan (Continued)

Had compensation expense for the stock option plans been recognized in accordance with the fair value accounting provisions of SFAS No. 123, "*Accounting for Stock-based Compensation*," net income applicable to common stock, basic and diluted net income per common share for the year ended December 31, would have been as follows:

		2001		2000		1999
Net income applicable to common stock:						
As reported	$	2,221,103	$	2,171,937	$	1,857,890
Pro forma		2,177,059		2,131,893		1,768,978
Basic net income per common share:						
As reported	$	0.70	$	0.67	$	0.56
Pro forma		0.69		0.66		0.53
Diluted net income per common share:						
As reported	$	0.70	$	0.67	$	0.56
Pro forma		0.68		0.66		0.53

Employee Stock Ownership Plan ("ESOP")

The Company has an ESOP for the benefit of employees who meet the eligibility requirements including having completed one year of service with the Company or its subsidiaries and attained age 21. The ESOP trust purchased 176,095 shares of common stock with proceeds from internally financed loans in 2001 and holds 299,093 or 8.55% of the total shares issued. The Bank makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan was rewritten in 2001 to consolidate a pre-existing ESOP loan and bears interest at 6.00 percent with interest payable quarterly and principal payable in equal annual installments over ten years. The loan is secured by the shares of the stock purchased.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of debt service paid in the year. Accordingly, the shares pledged as collateral are reported as unallocated ESOP shares in the consolidated balance sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings per share computations. Compensation expense for the ESOP was $131,520, $87,475, and $102,240, for the years ended December 31, 2001, 2000, and 1999, respectively.

The following table presents the components of the ESOP shares:

		2001		2000		1999
Allocated shares		48,354		36,054		23,754
Shares released for allocation		12,300		12,300		12,300
Unreleased shares		238,439		74,644		86,944
Total ESOP shares		299,093		122,998		122,998
Fair value of unreleased shares	$	2,849,346	$	597,165	$	559,845

11. EMPLOYEE BENEFITS (Continued)

Restricted Stock Plan ("RSP")

The Company maintains a RSP for directors, officers, and employees. The objective of this plan is to enable the Company and the Bank to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage these entities. Directors, officers, and key employees who are selected by members of a Board-appointed committee are eligible to receive benefits under the RSP. The non-employee directors of the Company and the Bank serve as trustees for the RSP, and have the responsibility to invest all funds contributed by the Bank to the Trust created for the RSP.

The Company acquired and granted a total of 63,652 shares of common stock, of which 14,318 shares became immediately vested under the plan with the remaining shares vesting over a four-year period for directors and five years for officers and employees beginning October 22, 1999. A total of 57,271 shares were vested as of December 31, 2001. The RSP shares purchased initially will be excluded from stockholders' equity. The Company recognizes compensation expense in the amount of fair value of the common stock at the grant date, pro rata, over the years during which the shares are payable and recorded as an addition to the stockholders' equity. Directors, officers, and key employees who terminate their association with the Company shall forfeit the right to any shares which were awarded but not earned.

Net compensation expense attributable to the RSPs amounted to $128,513 for the years ended December 31, 2001, 2000 and 1999.

12. COMMITMENTS

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, financial guarantees, and letters of credit, which are not reflected in the accompanying consolidated financial statements. The Company does not anticipate any losses as a result of these transactions. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in the particular classes of financial instruments.

These commitments represent financial instruments with off-balance sheet risk. Outstanding commitments for the years ended December 31, are as follows:

	2001	2000
Fixed rate commitments	$ 12,985,939	$ 12,278,071
Variable rate commitments	16,424,007	6,179,593
Total	$ 29,409,946	$ 18,457,664

The range of interest rate residential mortgage loan commitments was 6.125 percent to 6.875 percent at December 31, 2001, and 7.50 percent to 8.00 percent at December 31, 2000.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

13. REGULATORY MATTERS

Loans

Federal law prevents the Company from borrowing from the Bank unless the loans are secured by specific collateral. Further, such secured loans are limited in amount to ten percent of the Bank's common stock and capital surplus.

Dividend Restrictions

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Company. The Pennsylvania Banking Code restricts the availability of surplus for dividend purposes. At December 31, 2001 surplus funds of $21,956,195 were not available for dividends.

14. REGULATORY CAPITAL REQUIREMENTS

Federal regulations require the Company and the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average total assets.

In addition to the capital requirements, the FDIC Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions.

As of December 31, 2001 and 2000, the FDIC categorized the Company and the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based and Tier 1 Leverage capital ratios must be at least ten percent, six percent, and five percent, respectively.

14. REGULATORY CAPITAL REQUIREMENTS (Continued)

The Company's actual capital ratios are presented in the following tables, which shows the Company met all regulatory capital requirements.

	2001		2000	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 53,482,083	38.79 %	$ 29,822,330	23.37 %
For Capital Adequacy Purposes	11,029,603	8.00	10,210,604	8.00
To Be Well Capitalized	13,787,003	10.00	12,763,255	10.00
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 51,975,943	37.70 %	$ 28,367,712	22.23 %
For Capital Adequacy Purposes	5,514,801	4.00	5,105,302	4.00
To Be Well Capitalized	8,272,202	6.00	7,657,953	6.00
Tier I Capital (to Average Assets)				
Actual	$ 51,975,943	17.48 %	$ 28,367,712	10.67 %
For Capital Adequacy Purposes	11,894,609	4.00	10,635,641	4.00
To Be Well Capitalized	14,868,262	5.00	13,294,552	5.00

14. REGULATORY CAPITAL REQUIREMENTS (Continued)

The Bank's actual capital ratios are presented in the following tables.

	2001		2000	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-weighted Assets)				
Actual	$ 41,128,906	30.17 %	$ 28,877,067	22.63 %
For Capital Adequacy Purposes	10,906,800	8.00	10,208,560	8.00
To Be Well Capitalized	13,633,500	10.00	12,760,700	10.00
Tier I Capital (to Risk-weighted Assets)				
Actual	$ 39,622,766	29.06 %	$ 27,422,449	21.49 %
For Capital Adequacy Purposes	5,453,400	4.00	5,104,280	4.00
To Be Well Capitalized	8,180,100	6.00	7,656,420	6.00
Tier I Capital (to Average Assets)				
Actual	$ 39,622,766	13.39 %	$ 27,422,449	10.31 %
For Capital Adequacy Purposes	11,833,125	4.00	10,635,641	4.00
To Be Well Capitalized	14,791,406	5.00	13,294,552	5.00

Prior to the enactment of the Small Business Job Protection Act, the Company accumulated approximately $2,485,000 of retained earnings, which represent allocations of income to bad debt deductions for tax purposes only. Since there is no amount that represents the accumulated bad debt reserves subsequent to 1987, no provision for federal income tax has been made for such amount. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

15. FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments are as follows:

	2001		2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Cash and amounts due from other institutions	$ 5,988,187	$ 5,988,187	$ 1,502,757	$ 1,502,757
Interest-bearing deposits with other institutions	28,195,161	28,195,161	5,094,404	5,094,404
Investment securities:				
Available for sale	22,902,366	22,902,366	24,814,065	24,814,065
Held to maturity	26,259,684	26,516,322	17,776,486	17,917,570
Mortgage-backed securities:				
Available for sale	54,603,622	54,603,622	38,415,158	38,415,158
Held to maturity	30,179,631	30,444,092	38,779,775	38,471,164
Loans, net	137,000,743	142,370,743	129,017,057	128,167,057
Federal Home Loan Bank stock	2,614,800	2,614,800	2,614,800	2,614,800
Accrued interest receivable	1,679,032	1,679,032	1,625,420	1,625,420
Total	$ 309,423,226	$ 315,314,325	$ 259,639,922	$ 258,622,395
Financial liabilities:				
Deposits	$ 210,014,644	$ 213,948,644	$ 198,241,701	$ 199,475,701
Advances from Federal Home Loan Bank	50,324,800	52,034,800	36,194,800	36,182,800
Advances from borrowers for taxes and insurance	586,795	586,795	584,723	584,723
Accrued interest payable	418,499	418,499	389,603	389,603
Total	$ 261,344,738	$ 266,988,738	$ 235,410,827	$ 236,632,827

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments are based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated values are based may have a significant impact on the resulting estimated values.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of the Company, are not considered financial instruments but have value, this estimated fair value of financial instruments would not represent the full market value of the Company.

15. FAIR VALUE DISCLOSURE (Continued)

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

Cash and Amounts Due from Depository Institutions, Interest-bearing Deposits with Other Institutions, Accrued Interest Receivable, Advance Payments by Borrowers for Taxes and Insurance, and Accrued Interest Payable

The fair value approximates the current book value.

Investment Securities, Mortgage-backed Securities, and Federal Home Loan Bank Stock

The fair value of securities held as investments, mortgage-backed securities, and securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Since the FHLB stock is not actively traded on a secondary market and held exclusively by member financial institutions, the estimated fair market value approximates the carrying amount.

Loans, Deposits, and Advances from the FHLB

The estimated fair values for loans are estimated by discounting contractual cash flows and adjusting for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar characteristics. Demand, savings, and money market deposit accounts are valued at the amount payable on demand as of year-end. Fair values for time deposits, advances from the FHLB, and other borrowings are estimated using a discounted cash flow calculation that applies contractual costs currently being offered in the existing portfolio to current market rates being offered for deposits and notes of similar remaining maturities.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 12.

16. CORPORATE REORGANIZATION AND STOCK ISSUANCE

On July 10, 1997, the Bank adopted a plan of reorganization into a Pennsylvania-chartered mutual holding company. The Bank received the approval of the Federal Reserve, the Department of Banking, and the FDIC for transactions contemplated by the plan of reorganization, which authorized the Bank to offer stock in one or more public stock offerings up to a maximum of 49.9 percent of the issued and outstanding shares of its common stock. As a result of the offering in July 1997, PHS Bancorp, M.H.C. (mutual holding company) received 1,518,000 shares (55 percent) of the Bank stock. Also as a result of the stock offering, the Bank received gross proceeds of $12,420,000. Expenses associated with the offering totaled $592,267, resulting in net capital additions to the Bank of $11,827,733. The Bank recorded common stock at par of $276,000 and additional paid-in capital of $11,551,733 from the stock issuance.

16. CORPORATE REORGANIZATION AND STOCK ISSUANCE (Continued)

On May 21, 1998, the Bank adopted an Agreement and Plan of Reorganization (the "Plan") whereby the Bank formed the Company, an intermediate stock holding company under Pennsylvania law. The Plan received stockholder approval as of October 22, 1998, and subsequently received all regulatory approvals. The reorganization was completed on November 9, 1998. Upon completion of the reorganization, the Bank became a wholly-owned subsidiary of the Company and the Company became a majority-owned subsidiary of the M.H.C. The common stock of the Company replaced the Bank's stock.

On August 16, 2001, the Board of Trustees of PHS Bancorp, M.H.C. and Peoples Home Savings Bank and the Board of Directors of PHS Bancorp, Inc. ("PHS") adopted a plan of conversion. In accordance with the plan, PHS Bancorp, M.H.C. was converted from a mutual holding company to PHSB Financial Corporation ('PHSB'), a full stock corporation, on December 20, 2001. The common shares held by public stockholders of PHS were converted into common shares of PHSB at a rate of 1.28123 of PHSB common shares for each common share of PHS. PHSB received the approval of the Federal Reserve Board, the Department of Banking, and the FDIC for transactions contemplated by the plan of conversion, which authorized the PHSB to offer stock in a public stock offering up to a maximum of 2,731,250 shares of its common stock. As a result of the conversion, public stockholders of PHS received 1,295,918 of the PHSB common stock. Also as a result of the stock offering, the PHSB received net proceeds of $21,226,263. PHSB contributed a portion of the proceeds to the Bank, resulting in net capital additions to the Bank of $10,614,003. Upon completion of the conversion, the Bank became a wholly-owned subsidiary of PHSB. Additionally, PHS and PHS Bancorp, M.H.C. ceased to exist with their net assets totaling $2,955,314 being contributed to PHSB.

17. PARENT COMPANY

The following are condensed financial statements for the parent company.

CONDENSED BALANCE SHEET

	2001	2000
ASSETS		
Cash and due from banks	$ 10,903,242	$ 133,657
Investment securities - available for sale	1,522,665	107,298
Investment in subsidiary bank	37,952,640	27,879,419
Loans receivable - ESOP	2,529,013	910,843
Other assets	12,367	25,554
TOTAL ASSETS	$ 52,919,927	$ 29,056,771
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 85,096	$ 206,537
Stockholders' equity	52,834,831	28,850,234
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 52,919,927	$ 29,056,771

18. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF INCOME

	For the Year Ended December 31, 2001	2000	1999
INCOME			
Dividends from subsidiary bank	$ 1,380,000	$ 1,158,100	$ 2,566,800
Interest income	77,983	92,005	53,370
	1,457,983	1,250,105	2,620,170
EXPENSES	62,439	73,981	36,520
Income before equity in undistributed earnings of subsidiary	1,395,544	1,176,124	2,583,650
Equity in undistributed earnings of subsidiary	825,559	995,813	(725,760)
NET INCOME	$ 2,221,103	$ 2,171,937	$ 1,857,890

18. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 2,221,103	$ 2,171,937	$ 1,857,890
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiary	(825,559)	(995,813)	725,760
Other, net	152,856	105,160	385,517
Net cash provided by operating activities	1,548,400	1,281,284	2,969,167
INVESTING ACTIVITIES			
Purchases of investment securities	(1,525,828)	(107,298)	-
Sale of investment securities	107,298	-	-
Additional investment in subsidiary	(8,845,744)	-	-
Decrease (increase) in loan to ESOP, net	(1,618,170)	150,087	(958,690)
Net cash provided by (used for) investing activities	(11,882,444)	42,789	(958,690)
FINANCING ACTIVITIES			
Common stock acquired by ESOP	(1,760,950)	-	-
Proceeds from sale of common stock	21,226,263	-	-
Capital contributed by MHC	2,955,314	-	-
Common stock acquired by RSP	-	-	(506,502)
Cash dividends paid	(991,801)	(912,550)	(743,785)
Purchase of treasury stock	(325,197)	(747,555)	(1,268,602)
Net cash provided by (used for) investing activities	21,103,629	(1,660,105)	(2,518,889)
Increase (decrease) in cash	10,769,585	(336,032)	(508,412)
CASH AT BEGINNING OF YEAR	133,657	469,689	978,101
CASH AT END OF YEAR	$ 10,903,242	$ 133,657	$ 469,689

18. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	Three Months Ended			
	March 2001	June 2001	September 2001	December 2001
Total interest income	$ 4,773,262	$ 4,885,896	$ 4,888,452	$ 4,768,348
Total interest expense	2,674,394	2,692,237	2,662,753	2,507,368
Net interest income	2,098,868	2,193,659	2,225,699	2,260,980
Provision for loan losses	120,000	120,000	130,000	150,000
Net interest income after provision for loan losses	1,978,868	2,073,659	2,095,699	2,110,980
Investment securities gains, net	58,118	-	-	-
Total noninterest income	210,346	227,315	257,064	255,670
Total noninterest expense	1,558,183	1,546,409	1,560,814	1,628,879
Income before income taxes	689,149	754,565	791,949	737,771
Income taxes	174,500	205,682	221,926	150,223
Net income	$ 514,649	$ 548,883	$ 570,023	$ 587,548
Per share data:				
Net income				
Basic	$ 0.16	$ 0.17	$ 0.18	$ 0.18
Diluted	0.16	0.17	0.18	0.18
Weighted-average shares outstanding				
Basic	3,176,605	3,224,819	3,165,481	3,201,316
Diluted	3,176,605	3,224,819	3,166,120	3,238,563

18. SELECTED QUARTERLY FINANCIAL DATA (unaudited) (Continued)

	Three Months Ended			
	March 2000	June 2000	September 2000	December 2000
Total interest income	$ 4,660,622	$ 4,798,024	$ 4,796,277	$ 4,780,393
Total interest expense	2,515,933	2,607,543	2,640,051	2,685,197
Net interest income	2,144,689	2,190,481	2,156,226	2,095,196
Provision for loan losses	115,000	140,000	150,000	150,000
Net interest income after provision for loan losses	2,029,689	2,050,481	2,006,226	1,945,196
Investment securities gains, net	-	-	7,315	-
Total noninterest income	181,070	198,096	252,668	214,836
Total noninterest expense	1,487,911	1,491,062	1,529,085	1,491,549
Income before income taxes	722,848	757,515	737,124	668,483
Income taxes	192,100	200,024	166,500	155,409
Net income	$ 530,748	$ 557,491	$ 570,624	$ 513,074
Per share data:				
Net income				
Basic	$ 0.16	$ 0.17	$ 0.18	$ 0.16
Diluted	0.16	0.17	0.18	0.16
Weighted-average shares outstanding				
Basic	3,250,350	3,232,515	3,224,819	3,200,730
Diluted	3,250,350	3,232,515	3,224,819	3,200,730

PHSB FINANCIAL CORPORATION
OFFICE LOCATIONS

Administrative Office and Loan Center
744 Shenango Road
Beaver Falls, Pennsylvania 15010
(724) 846-7300
www.peopleshomesavings.com

Peoples Home Savings Bank
Branch Office Locations

1. Beaver Falls Office
   1427 Seventh Ave.
   Beaver Falls, PA
2. Chippewa Office
   2521 Darlington Road
   Beaver Falls, PA
3. Hopewell Office
   3952 Brodhead Road
   Aliquippa, PA
4. Beaver Office
   701 Corporation Street
   Beaver, PA
5. New Brighton Office
   800 Third Avenue
   New Brighton, PA
6. Northern Lights Office
   1670 Ohio River Blvd.
   Baden, PA
7. Ellwood City Office
   632 Lawrence Avenue
   Ellwood City, PA
8. Rochester Office
   229 Brighton Avenue
   Rochester, PA
9. Darlington Office
   233 Second Street
   Darlington, PA
10. Center Township Office
    101 Golfview Drive
    Monaca, PA 15061



LAWRENCE COUNTY
7
9
2
1
5
8
4
6
10
BEAVER COUNTY
3
PENNSYLVANIA
Harrisburg
Philadelphia
Pittsburgh

Board of Directors

Joseph D. Belas
Douglas K. Brooks
Emlyn Charles
John C. Kelly
Earl F. Klear
Howard B. Lenox
John M. Rowse
James P. Wetzel, Jr.

Executive Officers

James P. Wetzel, Jr.
President and Chief Executive Officer
Richard E. Canonge
Vice President Finance, Chief Financial Officer and Treasurer
John M. Rowse
Secretary
David E. Ault
Vice President-Community Banking and Assistant Secretary
Paul W. Jewell
Vice President-Human Resources and Business Development
Joseph R. Pollock III
Vice President-Lending

Dividend Reinvestment Plan:

For information on the PHSB Financial Corporation Dividend Reinvestment Plan, including optional cash purchases of additional shares with no brokerage fees, please contact Registrar and Transfer Company at (800) 368-5948

Corporate Counsel:

George A. Verlihay
2521 Darlington Road
Beaver Falls, Pennsylvania 15010

Independent Auditors:

S.R. Snodgrass, A.C.
1000 Stonewood Drive
Suite 200
Wexford, Pennsylvania 15090

Special Counsel:

Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

Transfer Agent and Registrar:

Registrar and Transfer Company
70 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 456-0596

The Company's Annual Report for the Year Ended December 31, 2001 filed with the Securities Exchange Commission on Form 10-KSB without exhibits is available without charge upon written request. For a copy of the Form 10-KSB or any other investor information, please write the Secretary of the Company at 744 Shenango Road, Beaver Falls, Pennsylvania 15010. Copies of any exhibits to the Form 10-KSB are available at cost.

The Annual Meeting of Stockholders will be held on May23, 2002 at 9.00 a.m. at the Chippewa Township Municipal Building, Chippewa Township, Beaver Falls, PA 15010.